SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934


                      Press Release dated November 23, 2000

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Eiger Technology, Inc.

Date: November 23, 2000       Mr. Gerry A. Racicot
                              President

                          [LOGO] Eiger technology inc.

For immediate Release                                 Thursday November 23, 2000

                EIGER TECHNOLOGY INC. IS PLEASED TO ANNOUNCE THAT
        HARMONY TRADING CORP. AND NIXXO TECHNOLOGIES, INC. HAVE EXECUTED
                                MERGER AGREEMENT

Toronto, Canada - Eiger Technology Inc., (Eiger) (TSE: AXA; OTC BB: ETIFF) is pleased to announce that Harmony Trading Corp. (OTCBB: HRMY), and Nixxo Technologies Inc. (Nixxo) have executed a definitive merger agreement for Harmony Trading Corp. to acquire Nixxo Technologies, Inc on November 22, 2000.

Eiger Technology Inc. is a 25% shareholder of Nixxo Technologies, Inc., and under the agreement would receive a total of 12,500,000 common shares of Nixxo post merger. Based on the closing stock price of Harmony as at November 22, 2000, this represents a total market value equity to Eiger of $42,249,000 CD or $1.32 per share.

Under the merger agreement, the stockholders of Nixxo Technologies will own approximately 83% of the company after the merger and the stockholders of Harmony Trading will own approximately 17% of the company after the merger. The companies anticipate a closing date in January 2001.

Harmony also announced that it has declared a three-for-one forward split of its common stock. Holders of record at the close of business on November 20, 2000 will receive two additional shares of common stock for each share of common stock owned on the record date. The payout date for the new certificates has been set as of December 4, 2000, and the ex-date has been set for December 5, 2000.

Nixxo Technologies is a GSM chipset and operating system design company based in San Jose, California, that will begin shipping GSM chipsets to various customers in the first quarter of 2001. The GSM cellular market represents 65% of the world cellular phone market with a growth rate of 30% per year. The GSM phone market worldwide is 150 million units per annum. Nixxo Technologies ownership of core GSM technology puts it at the forefront of this enormous market place.

Eiger Technology Inc. is headquartered in Toronto, Ontario. Through its facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer peripherals such as 56K fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger also owns 25% of Nixxo Technologies as explained above. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology Inc's web site at www.eigertechnology.com

                                      -30-

                     For More Information, Please Contact:

Gerry Racicot or Keith Attoe
Eiger Technology Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

  330 Bay Street, Suite 602 Toronto, ON M5H 2S8 p-416-216-8659 f-416-216-1164